[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 25, 2011

VIA EDGAR AND BY HAND

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Freescale Semiconductor Holdings I, Ltd.
Amendment No. 3 to Registration
Statement on Form S-1 (File No. 333-172188)

Dear Ms. Ravitz:

On behalf of Freescale Semiconductor Holdings I, Ltd., a Bermuda exempted limited liability company (the “Company”), enclosed please find a copy of Amendment No. 3 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on April 8, 2011.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 22, 2011 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

Cover

1.	Refer to your correspondence dated April 13, 2011. Please submit all correspondence related to this filing on EDGAR. Refer to Rule 101(a)(1)(i) of Regulation S-T. Please revise.

The Company will submit all future correspondence related to this filing on EDGAR. The Company informs the Staff that it has determined not to include any artwork in the prospectus included in the Registration Statement.

Overview, page 1

2.	We note your response to prior comment 1; however, it does not appear that you have applied objective criteria to determine the customers listed in your summary. Rather, it appears that the customers selected were identified because they are well-known and recognizable companies. Please note that it is not appropriate to name customers in your prospectus on this basis. Remove the customer names from the summary or revise to provide the objective basis upon which customers were identified.

The Company has revised the disclosure on pages 2 and 92 in response to the Staff’s Comment.

Improved capital structure, page 3

3.	Please disclose the specific date to which your debt may be accelerated and provide a cross-reference to your discussion of the circumstances under which acceleration may occur.

The Company has revised the disclosure on page 3 in response to the Staff’s Comment to include the specific acceleration date as well as the circumstances under which acceleration may occur.

Risks Associated with Our Company, page 4

4.	Please revise your summary to address the risks referenced in prior comment 6 relating to the refinancing of your existing indebtedness.

The Company has revised the disclosure on page 5 in response to the Staff’s Comment.

We are highly leveraged..., page 15

5.	We are unable to locate revisions containing the substance of your response to prior comment 5. Please advise or revise accordingly.

The Company has revised the disclosure on pages 15, 17, 50 and 70 in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

The failure to complete our transformation..., page 24

6.	Please expand your discussion under this risk factor heading to include all of the information contained in the first paragraph your response to prior comment 7.

The Company has revised the disclosure on pages 24 and 25 in response to the Staff’s Comment.

Our Sponsors control us..., page 27

7.	Please revise your disclosure to clarify, if true, that the restrictions described in the second paragraph under this heading are imposed by the shareholders agreement to be entered into upon completion of the initial public offering and do not impact this offering.

The Company has revised the disclosure on page 28 in response to the Staff’s Comment.

Use of Proceeds, page 35

8.	We note your response to prior comment 8. Please either provide the requested information with your next amendment or tell us with greater specificity when you intend to provide the information. Note that we will continue to evaluate your responses and revised disclosure when you provide in a subsequent amendment the requested information regarding your Use of Proceeds. Please be advised that the staff will require additional time to complete its review after the information is provided.

The Company has revised the disclosure on pages 36 and 37 in response to the Staff’s Comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

9.	Please expand to disclose the intrinsic value of outstanding stock options based on the estimated IPO price and options outstanding as of the most recent balance sheet date presented in the filing. If you do not believe this intrinsic value will be significant for disclosure, please explain in response to this comment.

The Company has revised the disclosure on page 86 in response to the Staff’s Comment.

10.	As a related matter, there appears to be a significant difference between per share fair values used to value equity instruments in 2010 and 2011 and the expected IPO price. Accordingly, it appears that you should provide disclosure that explains the factors contributing to this difference. Further, it also appears that you should revise your filing to describe the issuances in 2011 and the methods and assumptions used to value those equity instruments. If you do not believe this disclosure is relevant, please explain in response to this comment.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

The Company has revised the disclosure on pages 84 through 86 in response to the Staff’s Comment.

Reorganization of Businesses, Contract Settlement and Other, page 58

11.	We note your response to prior comment 14. With a view to disclosure, please explain the IBM Alliance, its significance to you and how the change in its terms will affect your relationship with IBM in the future.

The Company has revised the disclosure on pages 60, 61, 63, 65, 68, 82, F-20, F-72 and F-74 in response to the Staff’s Comment.

Senior Credit Facilities, page 63

12.	Please revise to disclose any disadvantages related to the senior credit facilities amendment. For instance, your current disclosure is unclear as to the benefits received by your lenders in exchange for their concessions. Revise the disclosure in your prospectus accordingly.

The Company has revised the disclosure on pages 15 and 73 in response to the Staff’s Comment to reflect the payment of an amendment fee and a consent fee. The lenders under the senior credit facilities will not receive any other benefits in consideration of their concessions.

Existing Notes, page 65

13.	We note that your revised disclosure provides a cross-reference to the applicable indenture; however, please revise this section to briefly explain the operation and calculation of the “make-whole premium.”

The Company has revised the disclosure on page 75 in response to the Staff’s Comment.

Contractual Obligations, page 69

14.	With a view to disclosure, please tell us why you believe your presentation of your contractual obligations is appropriate given the potential for acceleration of certain of those obligations to 2014 as disclosed on pages 16 and 63 and your response to prior comment 8 regarding use of proceeds.

The Company has revised the disclosure on pages 77 and 78 in response to the Staff’s Comment to clarify that obligations under the senior credit facilities maturing in 2016 may be accelerated to 2014 under the specified circumstances. However, the Company believes that it is appropriate to reflect in the table its contractual obligations without giving effect to such acceleration because the Company does not currently expect that such debt will be accelerated and the potential triggering event for such acceleration is in excess of one year from the latest balance sheet date.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

Our Business, page 80

Overview, page 80

15.	Refer to prior comment 16 regarding information supplied by Gartner. It is inappropriate to disclaim the accuracy of your disclosure. Please revise.

The Company has revised the disclosure on page 92 in response to the Staff’s Comment.

Intellectual property, page 95

16.	We note your revisions in response to prior comment 22. Please expand your disclosure to address how the intellectual property laws in the jurisdictions you mention in your revised disclosure differ from the protections available in the United States. In addition, please revise to clarify, if true, that you have discussed the differences in the intellectual property protections afforded in all countries material to your operations, as requested in our prior comment.

The Company has revised the disclosure on pages 22, 106 and 107 in response to the Staff’s Comment.

Compensation Consultant and Peer Group Comparability, page 110

17.	We note your response to prior comment 22. Please disclose where the compensation of your named executive officers ranks relative to the range of compensation established by your compensation committee.

The Company has revised the disclosure on pages 122 and 123 in response to the Staff’s Comment.

Elements of Compensation, page 111

18.	Refer to prior comment 23. It remains unclear how disclosure of your performance targets would result in substantial competitive harm. Please disclose your targets.

The Company has revised the disclosure on pages 125 and 126 in response to the Staff’s Comment.

Principal Shareholders, page 131

19.	The identities of the natural persons who have voting or investment control of the shares held by the entities listed remain unclear; therefore, we reissue prior comment 24.

The Company has revised the disclosure on page 144 in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

Tax Considerations, page 155

20.	We note your response to prior comment 25. We will review and comment on your tax opinion when you file it as an exhibit

The Company is providing to the Staff supplementally as Annex A hereto a copy of the form of tax opinion to be filed with a subsequent pre-effective amendment to the Registration Statement.

Financial Statements

Note 6. Employee Benefit and Incentive Plans, page F-31

21.	You indicate that you have a preliminary IPO price range of $4.47 to $5.33. Tell us the dates that you discussed the preliminary IPO price ranges with your underwriters.

The Company and its Board of Directors met with representatives of the lead underwriters on March 18, 2011, to discuss overall equity market conditions and initial indications of the Company’s fully distributed enterprise and equity values. The presentation materials were based on the underwriters’ due diligence with the Company prior to that point. The valuation discussion and methodology focused on revenue, EBITDA and net earnings market multiples of the Company’s primary and secondary market comparable peer groups, as determined by the lead underwriters, and a financial forecast based on information provided by the Company. A similar meeting was held on March 31, 2011 in which an update on overall equity market conditions was discussed along with a potential initial public offering (“IPO”) per share price range and potential factors impacting the related reverse stock split. Finally, on April 7, 2011, the Company, its Board of Directors and representatives of the lead underwriters met again and determined the preliminary IPO per share price range that was provided to the Staff on April 8, 2011.

22.	We refer to your response to prior comment 27. We see that you have granted a significant number of equity instruments in 2011 using a per share valuation of $2.46. In light of the preliminary IPO price range, tell us why $2.46 is an appropriate valuation. Reconcile for us the difference between $2.46 per share and the mid-point of the preliminary range.

The Company granted 1,323,000 options and 140,000 restricted stock units during the quarter ended April 1, 2011. The granting of these instruments resulted in share-based compensation expense of approximately $44,000 during the quarter ended April 1, 2011. The Company has not yet completed the accounting for the grants that occurred subsequent to April 1, 2011, which will be finalized during the second quarter of 2011 and will be based on the initial public offering price.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

The Company determined that the estimated fair value of $2.46 per share (determined in the fourth quarter of 2010) was appropriate for the grants made in the first quarter of 2011, based on the Company’s historical valuation process in connection with granting equity based compensation. As previously submitted to the Staff, the Company conducts a contemporaneous valuation on an annual basis and monitors such valuations for indicators of potential changes on a quarterly basis. In doing so, the Company considers factors such as significant changes in its long-term financial forecast, changes in the fair market value of the equity of the Company’s peer group and changes in the fair value of the Company’s outstanding long-term debt. The grants of the equity instruments in January, February and March were made on the first Monday of each month and were completed prior to the discussions with the lead underwriters regarding the proposed IPO per share price range as described in the Company’s response to Comment 21. The Company also determined that the equity value and resulting IPO per share price range proposed by the lead underwriters were not appropriate measures of fair value for equity grants during the period because such metrics incorporate the intended use of proceeds from the IPO to repay outstanding debt. The Company expects to use the net proceeds, together with cash on hand, to reduce its outstanding debt as of April 1, 2011 by approximately 14%, which would reduce its annual interest expense by approximately 11% compared to 2010. Both of these factors will have a significant impact on the Company’s equity value, which the Company is unable to consider in its accounting for share-based compensation until the completion of the offering and the application of the net proceeds as intended. Based on these factors, and the fact that the proposed IPO remained uncertain, the Company determined that no change in its estimated fair value was warranted for grants made during the applicable three-month period. However, in light of the Staff’s Comment, the Company has performed a sensitivity analysis on the impact of utilizing the mid-point of the preliminary IPO per share price range previously provided to the Staff in lieu of the estimated fair value of $2.46 utilized in completing the accounting for such grants under ASC Topic 718, “Compensation-Stock Compensation” (“ASC Topic 718”). The result of such sensitivity analysis was an increase in share-based compensation expense of approximately $65,000 for the quarter. This amount represents less than 0.15% of the Company’s loss before income taxes in the first quarter of 2011 of $151 million, which the Company does not deem material to its interim consolidated financial statements.

The increase from the fair value estimate of $2.46 per share determined in the fourth quarter of 2010 to the mid-point of the preliminary IPO per share price range previously provided to the Staff was in part a result of the increase in the fair value of the Company’s peer group during the first quarter of 2011. For example, NXP Semiconductors N.V. (“NXP”), a similar private-equity owned semiconductor company with a similar capital structure that completed an initial public offering in August 2010, experienced a 60% increase in its stock price between December 31, 2010 and April 21, 2011. The Company also noted peer group companies experienced increases in their stock prices between December 31, 2010 and April 21, 2011 of 4% to 75%.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

Specifically, the recently announced proposed acquisition of National Semiconductor Corporation (“NSM”) by Texas Instruments Incorporated (“TXN”) reflected a 75% increase over NSM’s stock price on December 31, 2010. In addition to these increases in the market values of peer companies with publicly traded equity, general economic conditions have continued to improve, and, as discussed above, if the proposed IPO is completed, the Company intends to significantly reduce its outstanding debt, which would improve its net earnings due to the resulting decrease in interest expense. These factors directly impact the Company’s prospects and forecasts as compared to those utilized in the determination of the $2.46 per share estimated fair value, resulting in a potential increase in equity value for the Company upon completion of an IPO. Moreover, since the valuation completed during the fourth quarter of 2010, the Company has significantly increased the likelihood of completing the proposed IPO, as evidenced by the determination of the preliminary IPO per share price range.

23.	We refer to your response to prior comment 26. We see that you granted options and restricted stock throughout 2010 with a per share valuation determined at the end of the prior year. Please tell us why it is appropriate to characterize the valuations as contemporaneous for equity instruments granted in subsequent months of the year. In that regard, we note that most of the equity instruments granted in 2010 were granted five months or more after the valuation date. Specifically address those grants in your response and tell us how the valuations were contemporaneous.

As indicated above, the Company monitors its annual valuations for indicators of potential changes in its enterprise fair value and equity fair value on a quarterly basis based on factors such as significant changes in its long-term financial forecast, changes in the fair market value of the equity of the Company’s peer group and changes in the fair value of the Company’s outstanding long-term debt. If the Company determines that no changes to its enterprise fair value and equity fair value are warranted in connection with an equity grant as a result of such monitoring, the Company considers the standing valuation as “contemporaneous” with such grants. The Company monitored the fair value determination of $1.24 per share determined at the end of 2009 over the course of 2010 and determined that such fair value determination remained appropriate for equity instruments granted during that period due to the uncertainty associated with potential changes in its long-term financial forecast, decreases in the fair market value of the equity of the Company’s peer group during the first half of 2010 and changes in the fair value of the Company’s outstanding long-term debt over the course of 2010, as more fully discussed in the Company’s response to Comments 24 and 25 below. As a result, the Company deemed the 2009 valuation “contemporaneous” with the grants made during 2010. In addition, please refer to the Company’s response to Comment 24 for a sensitivity analysis regarding its accounting for equity grants made during the second half of 2010.

24.	As a related matter, you indicate that you monitor your valuations for indicators of potential changes in your enterprise fair value and equity fair value on a quarterly basis. Specifically describe what you relied upon in determining that a valuation of $1.24 per share was appropriate at the end of the second and third quarters of 2010.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

As indicated above, the Company monitors its annual valuations for indicators of potential changes in its enterprise fair value and equity fair value on a quarterly basis based on factors such as significant changes in its long-term financial forecast, changes in the fair market value of the equity of the Company’s peer group and changes in the fair value of the Company’s outstanding long-term debt. The fair value of the Company’s equity is the result of reducing its enterprise fair value by the fair value of its outstanding debt. Accordingly, an increase in the fair value of the Company’s outstanding debt decreases the fair value of its equity. The following table sets forth information regarding the Company’s peer group and the fair value of its long-term debt during the applicable period:

Period	Debt Fair Value	Philadelphia Semiconductor Index	TXN Stock Price	ADI Stock Price	MCHP Stock Price	NSM Stock Price
12/31/09	$7,036	351.91	$25.48	$31.58	$29.05	$15.36
4/2/2010	$7,378	366.93	$24.20	$28.82	$28.39	$14.47
7/2/2010	$6,949	331.60	$22.81	$27.87	$27.60	$13.56
10/2/2010	$7,399	348.06	$27.08	$31.39	$31.41	$12.80

In addition to the above market indicators utilized in the market-comparable approach valuation, the Company also monitored its income approach valuation based upon its financial forecasts for 2010 and beyond as compared to those utilized in connection with the valuation prepared for the $1.24 per share estimated fair value determination as of December 31, 2009. Due to the continued uncertainty in the overall global economy, the Company was evaluating various scenarios for its long-term forecast over the course of 2010. The continued uncertainty was demonstrated in the decreases in the stock prices of the Company’s peer group through July 2, 2010, with modest increases for TXN and Microchip Technology, Inc. (“MCHP”) through October 2, 2010, as indicated in the table above. These stock price changes occurred despite significant increases in the operating and financial performance of the Company’s peer group over the course of 2010. The various operating and financial forecasts the Company evaluated during 2010 in connection with its quarterly monitoring indicated scenarios ranging from forecasted cash flows being consistent with the forecast utilized in preparing the fourth quarter 2009 valuation to potential increases in forecasted cash flows. The Company did not revise its estimate of fair value, however, because of the uncertainty of the range of its forecasts and because the suggested increase in value from the income approach was reduced by the suggested decrease in value from the market-comparable approach and the increase in fair value of the Company’s debt, each as more fully discussed above.

The Company also considered the fact that NXP launched an IPO during late July 2010 with a price range of $18 to $21 per share and ultimately priced the transaction in early August 2010 at $14 per share. NXP’s opening price of $13 per share represented a decrease of approximately 33% from the mid-point of its IPO price range.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

As a result of monitoring the various factors as provided above, the Company deemed it appropriate to utilize $1.24 per share as the appropriate fair value for equity instruments granted during the second half of 2010.

In light of the Staff’s Comment, however, the Company has performed a sensitivity analysis on the impact of utilizing the fair value of $2.46 per share versus the fair value of $1.24 utilized in completing its accounting under ASC Topic 718 for the 2,013,700 options and 300,000 restricted stock units granted during the second half of 2010. The result of such sensitivity analysis was an increase in share-based compensation expense of approximately $337,000 for 2010. This amount represents approximately 0.03% and 0.2% of the Company’s pre-tax loss for 2010 and the first quarter of 2011, respectively, which the Company does not deem material to its consolidated financial statements.

25.	We refer to your response to prior comment 27. You inform us that the valuation performed in the fourth quarter of 2010 indicated a per share fair value of $2.46 versus the per share fair value of $1.24 used for grants in the fourth quarter of 2010. In light of the near doubling of the per share valuation as measured in the fourth quarter of 2010, please explain to us how there was no need to increase the fair value determination from $1.24 for grants made during the fourth quarter 2010. In that regard, explain to us how there were “near canceling effects” of the factors considered in the fourth quarter.

Please see the Company’s response to Comment 24 for a discussion of the factors considered in monitoring its valuation made in the fourth quarter of 2009 during the first three quarters of 2010.

As noted, the fair value of the Company’s equity is the result of reducing its enterprise fair value by the fair value of its outstanding debt. During the fourth quarter of 2010, the Company experienced a $464 million increase in the fair value of its outstanding debt, which put downward pressure on its equity value.

Offsetting the impact of the increase in the fair value of its debt, the Company experienced an increase in its enterprise value from October 1, 2010 to December 31, 2010, driven primarily by an increase in value resulting from the market-comparable approach, which comprises 25% of the Company’s valuation analysis. During the latter part of the fourth quarter of 2010, the Company noted an increase in the stock price of its peer group, most notably for NXP, and an increase the Philadelphia Stock Exchange Semiconductor Index. NXP’s stock price increased from $14 per share on August 6, 2010 to $20.93 per share at December 31, 2010, but only after decreasing to $12.36 per share on November 30, 2010. The level of these increases put upward pressure on the fair value of the Company’s equity, particularly at the end of the fourth quarter of 2010, offsetting the downward pressure resulting from the increase in the fair value of its outstanding debt.

The Company monitored these factors in connection with preparing its annual valuation, which was finalized during December 2010 in connection with the approval of the Company’s annual operating plan for 2011 by its Board of Directors on December 9,

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

2010. This was completed subsequent to the granting of equity instruments during the fourth quarter of 2010, which occurs on a monthly basis on the first Monday of each month. The Company also considered that the global economic environment improved considerably over the course of 2010, and the Company began to experience the accelerating benefits of its transformation program initiative at the end of the year, especially during the fourth quarter. Examples of such improvements, which are taken into account in preparing the Company’s forecasts, included an increase in net sales of approximately 24%; an increase in adjusted operating earnings of 200%; and an increase in adjusted EBITDA of 51% in the fourth quarter of 2010 versus the corresponding period in the prior year. Given these improvements over the long-term forecasts utilized in prior periods, the results from the income approach, which comprises 75% of the Company’s valuation, were higher versus prior periods.

As a result of the cumulative items described above (increases in fair value resulting from the market-comparable approach and the income approach, partially offset by the increase in the fair value of the Company’s debt), the valuation prepared in the fourth quarter of 2010 resulted in an increase in the fair value per common share from $1.24 utilized during the fourth quarter of 2010 to the $2.46 fair value per common share at December 31, 2010. However, as noted, the positive impacts on the valuation were stronger at the end of the year, and many of these positive impacts were determined in connection with the 2011 annual operating plan approved in the second week of December, after the fourth quarter equity grants had been made. Accordingly, the Company determined there was no need to increase its fair value determination for grants made during the fourth quarter of 2010.

In light of the Staff’s Comment, however, the Company has performed a sensitivity analysis on the impact of utilizing the fair value of $2.46 per share versus the fair value of $1.24 utilized in completing its accounting under ASC Topic 718 for the 240,300 equity instruments granted during the fourth quarter of 2010. The result of such sensitivity analysis was an increase in share-based compensation expense of approximately $16,000 for the quarter. This amount represents less than 0.01% of the Company’s pre-tax loss for the fourth quarter and year ended December 31, 2010 and for the first quarter of 2011, which the Company does not deem material to either its interim or annual consolidated financial statements.

Exhibits and Financial Statement Schedules, page II-3

26.	We note your response to prior comment 20; however, it remains unclear how you concluded that you need not file certain related party agreements as exhibits. Please file all such agreements.

The Company has filed all remaining related party agreements as exhibits 10.50, 10.51, 10.52 and 10.59 through 10.66 to the Registration Statement in response to the Staff’s Comment.

Amanda Ravitz

Securities and Exchange Commission

April 25, 2011

****

Please telephone the undersigned at (212) 735-2950 if you have any questions or need any additional information.

Very truly yours,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:	Jonathan Greenberg

Freescale Semiconductor, Inc.

6501 William Cannon Drive West

Austin, TX 78735

Ruairi Regan

Daniel Morris

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Andrew J. Pitts

Joel F. Herold

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Annex A

[Form of Tax Opinion]

[            ], 2011

Freescale Semiconductor Holdings I, Ltd.

6501 William Cannon Drive West

Austin, TX 78735

Ladies and Gentlemen:

We have acted as special United States tax counsel to Freescale Semiconductor Holdings I, Ltd., a Bermuda company (the “Company”), in connection with the offering by the Company (the “Offering”), of its common shares, par value $0.005 per share (the “Securities”), pursuant to a Registration Statement on Form S-1 (File No. 333-172188) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) on February 11, 2011, as amended through the date thereof (the “Registration Statement”). This opinion is being furnished to you in connection with the Offering and in accordance with the requirements of Item 601(b)(8) of Regulation S-K under the Securities Act.

In rendering the opinion set forth herein, we have examined and relied on originals or copies of the following:

(a) the Registration Statement; and

(b) the prospectus, dated [—], 2011, relating to the offering of Securities, in the form filed with the Commission (the “Prospectus”).

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements,

Freescale Semiconductor Holdings I, Ltd.

[            ], 2011

certificates and receipts of public officials, certificates of officers or other representatives of the Company and others, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

For purposes of this opinion, we have assumed the validity and the initial and continuing accuracy of the agreement, documents, certificates and records referred to above. We have also assumed that the transactions related to the offering of the Securities will be consummated in the manner contemplated by the Registration Statement and the Prospectus (the “Offering Documents”).

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of documents executed, or to be executed, by the parties indicated therein, we have assumed that each party had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and others and of public officials and have assumed that such statements and representations are true, correct and complete without regard to any qualification as to knowledge or belief.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated thereunder by the United States Department of Treasury (the “Regulations”), pertinent judicial authorities, rulings of the United States Internal Revenue Service, and such other authorities as we have considered relevant, in each case as in effect on the date hereof. It should be noted that such Code, Regulations, judicial decisions, administrative interpretations and other authorities are subject to change at any time, possibly with retroactive effect. There can be no assurance, moreover, that the opinion expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court of law. A change in the authorities or the truth, accuracy or completeness of any of the information, documents, certificates, records, statements, representations or assumptions on which our opinion is based could affect the conclusions set forth herein.

Freescale Semiconductor Holdings I, Ltd.

[            ], 2011

Based on and subject to the foregoing, the discussion set forth in the Registration Statement under the caption “Tax Considerations – Material United States Federal Income Tax Considerations”, to the extent that the discussion states definitive legal conclusions under United States federal income tax law as to the material United States federal income tax consequences of an investment in the Securities, constitutes our opinion, subject to the qualifications set forth therein.

Except as set forth above, we express no opinion to any party as to any tax consequences, whether federal, state, local or foreign, of the offering of the Securities or of any transaction related thereto. Any changes in the facts set forth or assumed herein may affect the conclusions stated herein. This opinion is expressed as of the effective date of the Registration Statement, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation or assumption relied upon herein that becomes incorrect or untrue. This opinion has been prepared for you solely for your benefit in connection with Offering. In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the use of our name under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,